Exhibit 1

P R E S S  R E L E A S E

Company Contacts		IR Agency Contact
Nachum Falek, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@us.grayling.com

Audiocodes Reports First Quarter 2009 Results

Lod, Israel – May 5, 2009 – AudioCodes Ltd. (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products, today announced financial results for the first quarter of 2009 ended March 31, 2009.

Revenues for the first quarter of 2009 were $29.3 million compared to $43.7 million for the quarter ended March 31, 2008. Net loss in accordance with U.S. generally accepted accounting principles (GAAP) was $3.1 million, or ($0.07) per share, for the first quarter of 2009 compared to a GAAP net loss of $416,000, or ($0.01) per share, for the corresponding first quarter of 2008.

Non-GAAP net loss was $1.6 million, or ($0.04) per share, for the first quarter of 2009 compared to non-GAAP net income of $3.1 million, or $0.07 per diluted share, for the first quarter of 2008.

Non-GAAP net income excludes (i) stock-based compensation expenses, (ii) amortization expenses related to the Nuera, Netrake and CTI Squared acquisitions and (iii) an adjustment to expenses related to the Company’s Senior Convertible Notes due to implementation of FASB Staff Position APB 14-1. This new accounting requirement results in the recognition of higher interest expense by the Company, and a related reduction in income tax expense, due to amortization of the discount that results from separating the liability and equity components of the Senior Convertible Notes in accordance with this Staff Position.  A reconciliation between net income on a GAAP basis and non-GAAP net income is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

First Quarter 2009 Financial Results	Page 1 of 10

“Our revenues decreased in the first quarter of 2009 as a result of the downturn in the global economy and the challenging environment. While we are disappointed with our results, we are encouraged with the increased level of customer activity in the quarter and our strong operating expense control while continuing to invest in our next generation products,” stated Shabtai Adlersberg, Chairman of the Board, President and CEO of AudioCodes.

“Based on early second quarter inputs, we anticipate improving market conditions and forecast better financial performance in the coming quarter,” concluded Mr. Adlersberg.

In January 2009, Nortel, AudioCodes’ largest customer in 2008, announced that it would seek creditor protection for the company and some of its subsidiaries. As of March 31, 2009, a total of $1.7 million of sales to the Nortel Group was recorded as unpaid deferred revenues, of which less than $100,000 were recorded in the first quarter of 2009.

Cash and cash equivalents, short-term marketable securities, and short-term and long-term bank deposits were $113.5 million as of March 31, 2009, compared to $115.1 million as of December 31, 2008 and $137.6 million as of March 31, 2008.  The year-over-year decline was primarily attributable to the repurchase of our Senior Convertible Notes and the repurchase of our ordinary shares, offset in part by cash provided by our operating activities and additional borrowings.

The Company adopted FASB Staff Position APB 14-1 (“FSP”) effective for financial statements issued for periods starting January 1, 2009. The FSP requires the Company to separately account for the liability and equity components of its Senior Convertible Notes in a manner that reflects the Company’s nonconvertible debt borrowing rate. The FSP requires a retrospective application for all periods presented and comparative figures have been adjusted accordingly. As a result of applying the provisions of the FSP, the Company recorded additional non-cash interest expense, net of taxes, of $550,000 and $873,000 during the first quarter of 2009 and 2008, respectively.

First Quarter 2009 Financial Results	Page 2 of 10

Conference Call & Web cast Information

AudioCodes will conduct a conference call at 9:00 A.M., Eastern Daylight Time on Wednesday, May 6, 2009 to discuss the company’s first quarter operational and financial results. The conference call will be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology leader focused on VoIP communications, applications and networking elements, and its products are deployed globally in Broadband, Mobile, Cable, and Enterprise networks. The company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Residential Gateways, IP Phones, Media Servers, Session Border Controllers (SBC), Security Gateways and Value Added Applications.  AudioCodes underlying technology, VoIPerfectHD™, relies primarily on AudioCodes leadership in DSP, voice coding and voice processing technologies. AudioCodes High Definition (HD) VoIP technologies and products provide enhanced intelligibility, and a better end user communication experience in emerging Voice networks. For more information on AudioCodes, visit http://www.audiocodes.com

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are ``forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies' products and operations into AudioCodes' business; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

First Quarter 2009 Financial Results	Page 3 of 10

©2009 AudioCodes Ltd. All rights reserved. AudioCodes, AC, AudioCoded, Ardito, CTI2, CTI(2), CTI Squared, HD VoIP, InTouch, IPmedia, Mediant, MediaPack, NetCoder, Netrake, Nuera, Open Solutions Network, OSN, Stretto, TrunkPack, VoicePacketizer, VoIPerfect, VoIPerfectHD, What's Inside Matters, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

First Quarter 2009 Financial Results	Page 4 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2009	2008
	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$30,551	$36,779
Short-term bank deposits	66,508	61,870
Short-term marketable securities and accrued interest	16,397	16,481
Trade receivables, net	21,324	29,564
Other receivables and prepaid expenses	5,204	3,373
Deferred tax assets	972	972
Inventories	22,112	20,623

Total current assets	163,068	169,662

LONG-TERM INVESTMENTS:
Investments in companies	1,305	1,245
Deferred tax assets	1,255	1,255
Severance pay funds	9,657	10,297

Total long-term investments	12,217	12,797

PROPERTY AND EQUIPMENT, NET	6,379	6,844

GOODWILL, INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET (1)	40,430	41,001

Total assets	$222,094	$230,304

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$6,000	$6,000
Trade payables	12,262	11,661
Other payables and accrued expenses	19,255	24,189
Deferred tax liability (1)	506	705
Senior convertible notes (1)	71,552	70,786

Total current liabilities	109,575	113,341

ACCRUED SEVERANCE PAY	11,396	12,174

LONG-TERM BANK LOANS	20,250	21,750

Total equity (1)	80,873	83,039

Total liabilities and equity	$222,094	$230,304

(1) December 31, 2008 amounts adjusted due to implementation of FSP APB 14-1.

First Quarter 2009 Financial Results	Page 5 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data

	Three months ended
	March 31,
	2009	2008
	(Unaudited)

Revenues	$29,297	$43,739

Cost of revenues	12,908	19,124

Gross profit	16,389	24,615

Operating expenses:
Research and development, net	8,211	10,236
Selling and marketing	8,614	11,560
General and administrative	2,053	2,500

Total operating expenses	18,878	24,296

Operating income (loss)	(2,489)	319
Financial expenses, net (1)	714	648
Equity in losses of affiliated companies	40	280

Loss before taxes on income	(3,243)	(609)
Income taxes (1)	147	193

Net loss	$(3,096)	$(416)

Net loss attributable to the noncontrolling interest	(179)	-

Net loss attributable to AudioCodes	$(2,917)	$(416)
Basic net loss per share	$(0.07)	$(0.01)

Diluted net loss per share	$(0.07)	$(0.01)

Weighted average number of shares used in computing basic net loss per share (in thousands)	40,182	43,010

Weighted average number of shares used in computing diluted net loss per share (in thousands)	40,182	43,010

(1) Amounts for three months ended March 31, 2008 adjusted due to implementation of FSP APB 14-1.

First Quarter 2009 Financial Results	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

In thousands, except per share data

	Three months ended
	March 31,
	2009	2008
	(Unaudited)

Revenues	$29,297	$43,739

Cost of revenues (1) (2)	12,558	18,449

Gross profit	16,739	25,290

Operating expenses:
Research and development, net (1)	8,038	9,519
Selling and marketing (1) (2)	8,266	10,572
General and administrative (1)	1,987	2,257

Total operating expenses	18,291	22,348

Operating income (loss)	(1,552)	2,942
Financial income, net (3)	35	558
Equity in losses of affiliated companies	40	280

Income (loss) before taxes on income	(1,557)	3,220
Income taxes (3)	52	140

Non-GAAP net income (loss)	$(1,609)	$3,080
Net loss attributable to the noncontrolling interest	(179)	-

Net income (loss) attributable to AudioCodes	$(1,430)	$3,080
Non-GAAP diluted net income (loss) per share	$(0.04)	$0.07

Weighted average number of shares used in computing non-GAAP diluted net income (loss) per share	40,182	43,511

(1) Excluding stock-based compensation expenses related to options granted to employees and others.

(2) Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and  CTI Squared.

(3) Excluding adjustments to interest expense with respect to Senior Convertible Notes, and related income tax expense, due to implementation of FSP APB 14-1.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

First Quarter 2009 Financial Results	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP NET INCOME AND NON-GAAP NET INCOME

In thousands, except per share data

	Three months ended
	March 31,
	2009	2008
	(Unaudited)

GAAP net loss	$(3,096)	$(416)
GAAP net loss per share	$(0.07)	$(0.01)

Cost of revenues:
Stock-based compensation (1)	36	140
Amortization expenses (2)	314	535
	350	675
Research and development, net:
Stock-based compensation (1)	173	717

Selling and marketing:
Stock-based compensation (1)	260	727
Amortization expenses (2)	88	261
	348	988
General and administrative:
Stock-based compensation (1)	66	243

Financial expenses: FSP APB 14-1 adjustment (3)	749	1,206

Income Taxes: FSP APB 14-1 adjustment (3)	(199)	(333)

Non- GAAP net income (loss)	$(1,609)	$3,080

Non-GAAP diluted net income (loss) per share	$(0.04)	$0.07

(1) Stock-based compensation expenses related to options granted to employees and others.

(2) Amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

(3) Adjustments to interest expense with respect to Senior Convertible Notes, and related income tax expense, due to implementation of FSP APB 14-1.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

First Quarter 2009 Financial Results	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,
	2009	2008
	(Unaudited)
Cash flows from operating activities:
Net loss (1)	$(3,096)	$(416)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,361	1,916
Amortization of marketable securities premiums and accretion of discounts, net	(5)	(9)
Equity in losses of affiliated companies	40	280
Increase (decrease) in accrued severance pay, net	(138)	149
Stock-based compensation expenses	535	1,827
Amortization of senior convertible notes discount and deferred charges (1)	780	1,257
Increase in accrued interest on marketable securities, bank deposits and structured notes	(235)	(262)
Decrease in trade receivables, net	8,240	1,391
Increase in other receivables and prepaid expenses	(1,663)	(648)
Increase in inventories	(1,489)	(2,174)
Increase in trade payables	601	684
Decrease in deferred tax liability (1)	(199)	(333)
Increase (decrease) in other payables and accrued expenses	(4,706)	176

Net cash provided by operating activities	26	3,838

Cash flows from investing activities:
Investment in short-term bank deposits	(15,813)	-
Proceeds from sale and maturity of marketable securities	-	11,000
Proceeds from bank deposits	11,499	8,036
Additional payment for the acquisition of CTI Squared Ltd	-	(5,000)
Investments in companies	(100)	(585)
Purchase of property and equipment	(340)	(916)

Net cash provided by (used in) investing activities	(4,754)	12,535

First Quarter 2009 Financial Results	Page 9 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Three months ended March 31,
	2009	2008
	(Unaudited)
Cash flows from financing activities:
Repurchase of shares	-	(4,222)
Repayment of loan from bank	(1,500)	-
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	-	1,219

Net cash used in financing activities	(1,500)	(3,003)

Increase (decrease) in cash and cash equivalents	(6,228)	13,370
Cash and cash equivalents at the beginning of the period	36,779	75,063

Cash and cash equivalents at the end of the period	$30,551	$88,433

(1) Amounts for three months ended December 31, 2008 adjusted due to implementation of FSP APB 14-1.

First Quarter 2009 Financial Results	Page 10 of 10